SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 25, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO RE-EVALUATES THE GOODWILL IN ITS ROCK AND MINERALS PROCESSING BUSINESS

SIGNATURES

Date September 25, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO, Act. Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO RE-EVALUATES THE GOODWILL IN ITS ROCK
AND MINERALS PROCESSING BUSINESS

(Helsinki, Finland, September 25, 2003) – Metso Corporation (NYSE: MX; HEX: MEO) has decided on a goodwill impairment of approximately EUR 200 million before taxes in Metso Minerals. The impairment is taken due to the continued demanding market situation in rock and minerals processing and the unfavourable exchange rate development affecting Metso Minerals.

The market situation in the rock and minerals processing business started to weaken after the acquisition of Svedala. Despite of the efficiency improvement actions taken and the restructuring of overlapping activities accomplished, Metso has considered it necessary to re-evaluate the timeframe in which Metso Minerals will reach the Corporation’s financial targets. Having taken a cautious approach, Metso has decided on a goodwill impairment.

The approximately EUR 200 million impairment is a non-cash item. Metso’s annual goodwill amortization will decrease by approximately EUR 10 million The impairment will be booked as an extraordinary expense in Metso’s third-quarter income statement for 2003. As a result, it will not have an impact on Metso’s earnings per share.

The goodwill impairment will increase Metso’s gearing with approximately 17 percentage points. In the end of June 2003, gearing was 92.5 percent. The effect on Metso’s equity to assets ratio will be a decrease of approximately 3.5 percentage points. Metso’s equity per share will decrease by approximately 1.5 euros. In the end of June 2003, the equity to assets ratio was 32.4 percent and equity per share amounted to 9.40 euros.

The estimated nonrecurring expenses of EUR 80 million, related to Metso’s efficiency improvement program, will be booked in total in the third quarter of 2003.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Olli Vaartimo, President and CEO, act., Metso Corporation, Tel. +358 204 84 3010
Eeva Mäkelä, Investor Relations Manager, Metso Corporation, Tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.